March 23, 2010

Ms. Celeste M. Murphy

Legal Branch Chief

Mail Stop 3720

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Learning Tree International, Inc.

Form 10-K for the Fiscal Year Ended October 2, 2009

Filed December 16, 2009

File No. 000-27248

Dear Ms. Murphy:

We are in receipt of your comment letter dated March 12, 2010 with respect to the Form 10-K for the year ended October 2, 2009 of Learning Tree International, Inc. (the “Company”). In respect thereto, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included the Staff’s comments in italics, followed by our response.

Form 10-K for the year ended October 2, 2009

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation, page 12

1.	We note your disclosure on page 12 that the Compensation Committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

The Company’s Compensation Committee did not conduct or use any survey data on salaries at other companies, so there was no benchmark group. The term “competing businesses” in the filing was not intended to refer to competitors of the Company, but to other potential employers. The language in future filings will be revised to clarify that the Compensation Committee takes into account whether the compensation being paid appears to be sufficient to attract and retain employees for the Company.

2.	On page 13 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation, including revenue, gross profit and operating expenses. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b).

Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target level or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In future filings of our definitive proxy statement or Form 10-K (as applicable), we will disclose any performance targets and thresholds that must be reached for payment of performance-based annual incentive compensation to our named executive officers unless in the future we comply with requirements for non disclosure (we are not arguing that such conditions were present this year).

Please contact me at 703-925-7744 (Direct Dial) or 703-925-7751 (Fax) should you need any additional information or have any additional questions.

Very truly yours,

/s/ Nicholas R. Schacht
Nicholas R. Schacht
Chief Executive Officer

Sent via mail and Edgar

Cc:	Theodore E. Guth, Esq.